SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter regarding communication made to the Comisión Nacional de Valores (National Securities and Exchange Commission)

2	Communication made to the Comisión Nacional de Valores (National Securities and Exchange Commission) regarding the purchase of shares of stock

Telefónica de Argentina S.A.

Item 1

Buenos Aires, July 11, 2007

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. Stock Purchase

Dear Sirs,

I am writing to you, on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and attach hereto a communication made to the Comisión Nacional de Valores (National Securities and Exchange Commission) for Telefónica Móviles Argentina S.A., shareholder of the Company, related to the Stock Purchase.

Yours sincerely,

Telefónica de Argentina S.A.

Item 2

Buenos Aires, July 10th, 2007

Messrs.
Comisión Nacional de Valores [National Securities and Exchange Commission]

Ref.: Telefónica de Argentina S.A. Stock Purchase

Dear Sirs,

I am writing to you on behalf of Telefónica Móviles Argentina S.A., domiciled at Ingeniero Enrique Butty 240, 20th floor, City of Buenos Aires in compliance with the provisions of Chapter 21, section 2, Resolution No. 368/01 of the Comisión Nacional de Valores (National Securities and Exchange Commission).

Furthermore, I hereby report that pursuant to the resolutions of the Board adopted in the meeting of today, the Company acquired from Compañía Internacional de Telecomunicaciones S.A., the number of 768,262,045 Class A Shares of Stock, $0.10 par value each and entitled to a vote per share, representative of 11% of the capital stock and votes of Telefónica de Argentina S.A.  This transaction is an internal reorganization of Telefónica Group.

Likewise, the Company agreed on the purchase of shares of stock representative of an additional 1.14% of the capital stock and votes to be effective no later than 60 days.

The overall transaction was made at $1,185,000,000 (one billion one hundred and eighty five million pesos).

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	July 13, 2007	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel